March 22, 2017

TSX: SAM

Starcore Closes C$13.50 Million Sale of Real Estate Asset in Mexico

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) announces that it has closed the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for C$13.50 million* (MXN$ 192,784,331).

As reported on March 9, 2016, the Company entered into a sale agreement of the San Pedrito Property, receiving a deposit of $50 million pesos. The sale agreement was subject to various confirmations, including compliance with state and municipal regulations and confirmation that the property was in good standing so conveyancing could proceed. Various requirements have been met, whereupon the buyer has removed several subject conditions and has made the first parcel payment to the Company of MXN$ 137,671,371
(C$ 9,640,852)* plus interest on this amount from March, 9, 2016, of MXN$ 7,576,445 (C$ 530,563)*, for a total payment of MXN$ 145,247,816 (C$ 10,171,415)*.

Details of the transaction are as follows:

1. Total surface area sold covers 74.0831.544 hectares (740,831.544 square meters) sold at $250 pesos per square meter.

2. Payments are staged as follows:

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos	Canadian Dollars*	Status
55.068 ha	550,685.485 sm	MXN$ 137,671,371	C$ 9,640,852
Interest Received		MXN$ 7,576,445	C$ 530,563
		MXN$ 145,247,816	C$ 10,171,415	Payment received
Parcel of 12 ha¹	120,000.000 sm	MXN$ 30,000,000	C$ 2,100,840	Pending clearance
Parcel of 2.014 ha¹	20,146.059 sm	MXN$ 5,036,515	C$ 352,697	Pending clearance
Parcel of 5 ha¹	50,000.000 sm	MXN$ 12,500,000	C$ 875,350	Pending clearance

¹ The remaining three parcels await various confirmations from different local and federal authorities. As Starcore receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 18 months.

1

The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. Management, having determined that the San Pedrito property would not be a viable mining operation alongside the San Martin Mine, embarked on a focused effort to amend San Pedrito’s zoning from its industrial classification to a residential zoning, a process which took over six years.

“The closing of this transaction is another landmark in Starcore’s focused efforts to grow the Company and increase shareholder value,” said Robert Eadie, President and CEO of the Company. “We are extremely grateful to our management team and our staff who were relentless in their efforts to obtain the various governmental and ministerial clearances to enable conveyancing to be completed.”

* Based on exchange rate of 14.28 Pesos/CAD$ as at close of March 21, 2017.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.